As filed with the Securities and Exchange Commission on August 9, 2004.

Registration File No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Federal Trust Corporation

(Exact name of registrant as specified in its charter)

Florida	59-2935028
(State or jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

312 W. First Street

Sanford, Florida 32771

(800) 226-2829

(Address, including zip code, and telephone number, of registrant’s principal executive offices, including zip code)

James V. Suskiewich

President and Chief Executive Officer

312 W. First Street

Sanford, Florida 32771

(800) 226-2829

(Name, address and telephone number of agent for service)

Copies Requested to:

Herbert D. Haughton, Esq. or A. George Igler, Esq. Igler & Dougherty, P.A. 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 Telephone (850) 878-1230 Facsimile	Jeremy P. Ross, Esq. or John N. Giordano, Esq. Bush, Ross, Gardner, Warren & Rudy, P.A. 220 S. Franklin Street Tampa, Florida 33602 (813) 204-9255 Telephone (813) 223-9620 Facsimile

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(B) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ 333-116613

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Offering price	Maximum aggregate offering price(1)	Amount of registration fee
Common stock $0.01 par value	200,000	$7.50	$1,500,000	$190.05

(1)	Estimated solely for the purpose of calculating the registration fee on the basis of the offering price per share.

EXPLANATORY NOTE

This registration statement is being filed pursuant to Securities and Exchange Commission Rule 462(b) and General Instruction III of Form S-2. The contents of the registration statement on Form S-2 (File No. 333-116613) filed by Federal Trust Corporation, with the Securities and Exchange Commission on June 18, 2004, and which was declared effective by the Commission on July 9, 2004, are incorporated by reference into, and shall be deemed part of, this registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 27. Exhibits

All Exhibits filed with Registration Statement No. 333-116613 are incorporated by reference into, and shall be deemed to be a part of this Registration Statement, except for the following, which are filed herewith:

Exhibit Number	Description of Exhibit

5.1	Opinion of Igler & Dougherty as to the legality of the shares registered hereunder.

23.1	Consent of Igler & Dougherty, P.A. included in Opinion Letter—See Exhibit 5.1.

23.2	Consent of Hacker Johnson Smith, PA

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Sanford, State of Florida on August 9, 2004.

FEDERAL TRUST CORPORATION

Date: August 9, 2004	By:	/s/ James V. Suskiewich
James V. Suskiewich President, Chief Executive Officer, Director and Principal Executive Officer

Date: August 9, 2004	By:	/s/ Gregory E. Smith
Gregory E. Smith Chief Financial Officer, Executive Vice President and Principal Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James V. Suskiewich and Gregory E. Smith, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her, in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James V. Suskiewich James V. Suskiewich	President, Chief Executive Officer, Director and Principal Executive Officer	August 9, 2004

Samuel C. Certo	Director	August , 2004

George W. Foster	Director	August , 2004

/s/ Kenneth W. Hill Kenneth W. Hill	Director	August 9, 2004

/s/ A. George Igler A. George Igler	Director	August 6, 2004

/s/ Gregory E. Smith Gregory E. Smith	Chief Financial Officer, Executive Vice President and Principal Financial Officer	August 9, 2004